Prospectus Supplement No. 1 (to Prospectus dated November 20, 2017)	Filed Pursuant to 424(b)(3) Registration No. 333-221462

ObsEva SA

7,500,000 Common Shares

This prospectus supplement updates and should be read in conjunction with the prospectus dated November 20, 2017 (the “Prospectus”) relating to the resale or other disposition, from time to time, by the selling shareholders identified in the Prospectus under the caption “Selling Shareholders,” of up to 7,500,000 of our common shares, par value CHF 1/13 per share. We are not selling any of our common shares under the Prospectus and will not receive any proceeds from the sale or other disposition of shares by the selling shareholders. The selling shareholders will bear all commissions and discounts, if any, attributable to the sale or other disposition of the shares. We will bear all costs, expenses and fees in connection with the registration of the shares. To the extent that there is any conflict between the information contained herein and the information contained in the Prospectus, the information contained herein supersedes and replaces such information.

Current Report

This prospectus supplement incorporates into our Prospectus the information contained in our attached current report on Form 6-K that we filed with the Securities and Exchange Commission on November 14, 2017 (the “Form 6-K”). The Form 6-K, as filed, is set forth below.

The information contained in this Prospectus Supplement No. 1 supplements and supersedes, in relevant part, the information contained in the Prospectus, as amended and supplemented to date. This Prospectus Supplement No. 1 is incorporated by reference into, and should be read in conjunction with, the Prospectus, as amended and supplemented to date, and is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, as amended and supplemented to date.

The Prospectus, together with this Prospectus Supplement No. 1, constitutes the prospectus required to be delivered by Section 5(b) of the Securities Act of 1933, as amended, with respect to offers and sales of the securities as set forth in the Prospectus, as amended and supplemented. All references in the Prospectus to “this prospectus” are amended to read “this prospectus (as supplemented and amended to date).”

Our common shares are traded on the Nasdaq Global Select Market under the symbol “OBSV.” On November 17, 2017, the closing sale price of our common shares on the Nasdaq Global Select Market was $11.30 per share. You are urged to obtain current market quotations for the common shares.

We are an “emerging growth company” as defined by the Jumpstart Our Business Startups Act of 2012 and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. Please see “Prospectus Summary—Implications of Being an Emerging Growth Company and a Foreign Private Issuer.”

Investing in our common shares is highly speculative and involves a significant degree of risk. See “Risk Factors” beginning on page 4 of the Prospectus and the Risk Factors identified in our Annual Report for the year ended December 31, 2016 for a discussion of information that should be considered before making a decision to purchase our common shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 20, 2017.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2017

Commission File Number: 001-37993

OBSEVA SA

(Translation of registrant’s name into English)

Chemin des Aulx, 12

1228 Plan-les-Ouates

Geneva, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number 333-216170) of ObsEva SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit 99.3 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

RISK FACTORS

The risk factors set forth in the discussion of material risks in Item 3.D of our Annual Report on Form 20-F for the fiscal year ended December 31, 2016 are incorporated herein. Additional risks and uncertainties not currently known to us, or that we currently deem to be immaterial, also may affect our business, financial condition and/or future operating results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ObsEva SA

Date: November 14, 2017	By:	/s/ Ernest Loumaye
		Name	Ernest Loumaye
		Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Unaudited Consolidated Interim Financial Statements

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations

99.3	Press Release dated November 14, 2017

Exhibit 99.1

OBSEVA SA

ObsEva SA

Consolidated Interim Financial Statements

Consolidated Balance Sheets

(in USD ’000)	Notes	September 30, 2017	December 31, 2016
		unaudited	audited
ASSETS
Current assets
Cash and cash equivalents	4	68,358	25,508
Other receivables		683	783
Prepaid expenses and deferred costs	5	1,679	2,415

Total current assets		70,720	28,706
Non-current assets
Furniture, fixtures and equipment		339	121
Intangible assets	6	21,608	16,608
Other long-term assets		190	90

Total non-current assets		22,137	16,819

Total assets		92,857	45,525

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current tax liability		36	—
Other payables and current liabilities		2,662	2,383
Accrued expenses		5,752	4,269

Total current liabilities		8,450	6,652
Non-current liabilities
Post-employment obligations		2,840	2,832

Total non-current liabilities		2,840	2,832
Shareholders’ equity
Share capital		2,265	1,740
Share premium		162,982	71,966
Reserves		5,775	1,934
Accumulated losses		(89,455)	(39,599)

Total shareholders’ equity	7	81,567	36,041

Total liabilities and shareholders’ equity		92,857	45,525

The accompanying notes form an integral part of these consolidated interim financial statements.

1

ObsEva SA

Consolidated Interim Financial Statements

Consolidated Statements of Comprehensive Loss

(in USD ’000, except per share data)		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2017	2016	2017	2016
		unaudited		unaudited
Other operating income		3	7	11	37
OPERATING EXPENSES
Research and development expenses	8	(13,910)	(5,978)	(40,983)	(15,544)
General and administrative expenses		(3,001)	(1,946)	(9,601)	(3,321)

Total operating expenses		(16,911)	(7,924)	(50,584)	(18,865)

OPERATING LOSS		(16,908)	(7,917)	(50,573)	(18,828)

Finance income		(106)	7	754	34
Finance expense		(1)	(36)	(1)	(267)

NET LOSS BEFORE TAX		(17,015)	(7,946)	(49,820)	(19,061)

Income tax benefit / (expense)	9	21	—	(36)	—

NET LOSS FOR THE PERIOD		(16,994)	(7,946)	(49,856)	(19,061)

Net loss per share
Basic	10	(0.59)	(0.37)	(1.78)	(0.89)
Diluted	10	(0.59)	(0.37)	(1.78)	(0.89)
OTHER COMPREHENSIVE INCOME
Items that will not be reclassified to profit and loss

Remeasurements on post-retirement benefit plans		—	—	—	—
Items that may be reclassified to profit or loss
Currency translation differences		—	554	—	1,956

TOTAL OTHER COMPREHENSIVE INCOME		—	554	—	1,956

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD		(16,994)	(7,392)	(49,856)	(17,105)

The accompanying notes form an integral part of these consolidated interim financial statements.

2

ObsEva SA

Consolidated Interim Financial Statements

Consolidated Statement of Cash Flows

		Nine-month period ended September 30,
(in USD ’000)	Notes	2017	2016
		unaudited
NET LOSS BEFORE TAX FOR THE PERIOD		(49,820)	(19,061)

Adjustments for:
Depreciation		45	34
Post-employment cost / (benefit)		8	(48)
Share-based payments		6,825	514
Finance (income) / expense, net		(753)	233
Decrease / (increase) in other receivables		100	(160)
Decrease / (increase) in prepaid expenses, deferred costs and other long term-assets		532	(447)
Increase in other payables and current liabilities		258	288
Increase in accrued expenses		1,266	2,058

NET CASH FLOWS USED IN OPERATING ACTIVITIES		(41,539)	(16,589)

Cash used for rental deposits		(96)	—
Payments for plant and equipment		(148)	(38)
Payments for intangible assets	6	(5,000)	—

NET CASH FLOWS USED IN INVESTING ACTIVITIES		(5,244)	(38)

Proceeds from issue of shares		96,779	15
Payments of deferred costs of financing activities		—	(9)
Payment of share issuance costs		(7,899)	(10)
Interest paid		(1)	—
Interest received		—	23

NET CASH FLOWS FROM FINANCING ACTIVITIES	7	88,879	19

Net increase / (decrease) in cash and cash equivalents		42,096	(16,608)

Cash and cash equivalents as at January 1,		25,508	54,275

Effects of exchange rate changes on cash and cash equivalents		754	1,243
Cash and cash equivalents as at September 30,		68,358	38,910

The accompanying notes form an integral part of these consolidated interim financial statements.

3

ObsEva SA

Consolidated Interim Financial Statements

Consolidated Statement of Changes in Equity

(in USD ’000)

unaudited	Share capital	Share premium	Share-based payments reserve	Foreign currency translation reserve	Total reserves	Accumulated losses	Total
January 1, 2016	1,694	99,597	3,227	(406)	2,821	(39,437)	64,675

Loss for the period	—	—	—	—	—	(19,061)	(19,061)

Other comprehensive income	—	—	—	1,956	1,956	—	1,956

Total comprehensive loss	—	—	—	1,956	1,956	(19,061)	(17,105)

Issuance of non-voting shares	15	504	(504)	—	(504)	—	15
Share issuance costs	—	(10)	—	—	—	—	(10)
Acquisition of a license	26	2,366	(2,366)	—	(2,366)	—	26
Share-based remuneration	—	—	514	—	514	—	514
Offset of accumulated losses with share premium	—	(30,639)	—	—	—	30,639	—

September 30, 2016	1,735	71,818	871	1,550	2,421	(27,859)	48,115

January 1, 2017	1,740	71,966	2,423	(489)	1,934	(39,599)	36,041

Loss for the period	—	—	—	—	—	(49,856)	(49,856)

Other comprehensive loss	—	—	—	—	—	—	—

Total comprehensive loss	—	—	—	—	—	(49,856)	(49,856)

Issuance of shares - IPO	496	96,254	—	—	—	—	96,750
Issuance of shares - equity incentive plan	29	2,984	(2,984)	—	(2,984)	—	29
Share issuance costs	—	(8,222)	—	—	—	—	(8,222)
Share-based remuneration	—	—	6,825	—	6,825	—	6,825

September 30, 2017	2,265	162,982	6,264	(489)	5,775	(89,455)	81,567

The accompanying notes form an integral part of these consolidated interim financial statements.

4

ObsEva SA

Consolidated Interim Financial Statements

Notes to the Consolidated Interim Financial Statements for the three-month period and nine-month period ended September 30, 2017

(unaudited)

1. General information

ObsEva SA (the “Company”) was founded on November 14, 2012, and its address is 12 Chemin des Aulx, 1228 Plan-les-Ouates, Geneva, Switzerland. The terms “ObsEva” or “the Group” refer to ObsEva SA together with its subsidiaries included in the scope of consolidation (note 2.3).

The Group is focused on the development and commercialization of novel therapeutics for serious conditions that compromise women’s reproductive health and pregnancy. The Group has a portfolio of three mid- to late-stage development in-licensed compounds (OBE2109, OBE001 (“nolasiban”) and OBE022) being developed in four indications. The Group has no currently marketed products.

These consolidated interim financial statements are presented in dollars of the United States (USD) and have been prepared on the basis of the accounting principles described in note 2.

These consolidated interim financial statements were authorized for issue by the Audit Committee of the Company’s Board of Directors (the “Board of Directors”) on November 9, 2017.

2. Accounting principles and scope of consolidation

2.1 Basis of preparation and accounting principles

These unaudited three-month and nine-month consolidated interim financial statements (the “interim financial statements”) are prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (the “IASB”).

As from January 1, 2017, due to a change of the primary economic environment of the Company, the functional currency of ObsEva SA became the USD, which is also the presentation currency of the Group.

Other accounting policies used in the preparation and presentation of these consolidated interim financial statements are consistent with those used in the consolidated financial statements for the year ended December 31, 2016 (the “annual financial statements”), which should be read in conjunction with these consolidated interim financial statements as they provide an update of previously reported information.

The Group believes it will be able to meet all of its obligations as they fall due for at least 12 months from September 30, 2017, hence, the unaudited consolidated interim financial statements have been prepared on a going concern basis.

2.2 Use of estimates and assumptions

The preparation of consolidated interim financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities at the date of the interim financial statements. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of the consolidated interim financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate during the period in which the circumstances change.

2.3 Scope of consolidation

There was no change to the scope of consolidation during the reporting period and the Company consolidates the financial operations of its two fully-owned subsidiaries, ObsEva Ireland Ltd, which is registered in Cork, Ireland and organized under the laws of Ireland, and ObsEva USA Inc., which is registered and organized under the laws of Delaware, USA. ObsEva Ireland Ltd had no operations and no results of operations to report as of September 30, 2017 and 2016.

5

ObsEva SA

Consolidated Interim Financial Statements

3. Fair value estimation and financial instruments

The carrying value less impairment provision of receivables and payables approximate their fair values due to their short-term nature.

All financial assets and liabilities, respectively, are held at their amortized cost.

The Group’s financial assets consist of cash and cash equivalents and other receivables which are classified as loans and receivables at amortized costs according to IAS 39. The Group’s financial liabilities consist of other payables and accruals which are classified as other liabilities at amortized cost according to IAS 39.

4. Cash and cash equivalents

(in USD ‘000)	September 30, 2017	December 31, 2016
	unaudited	audited
Bank deposits	68,358	23,292
Interest bearing deposits	—	2,216

Total cash and cash equivalents	68,358	25,508

5. Prepaid expenses and deferred costs

As at September 30, 2017, prepaid expenses and deferred costs only consist of prepaid expenses.

As at December 31, 2016, prepaid expenses and deferred costs include USD 2.1 million of prepayments and USD 0.3 million of costs which were incurred in connection with the Company’s Initial Public Offering (“IPO”) and related issuance of new shares. These costs, which consisted principally of legal fees, were deferred and deducted from equity upon issuance of the new shares.

6. Intangible assets

As at September 30, 2017, the Group holds a number of licenses to develop and commercialize several biopharmaceutical product candidates, the value of which is recorded at USD 21.6 million (December 31, 2016: USD 16.6 million).

On April 25, 2017, the Group announced the initiation of its Phase 3 clinical program for OBE2109 in uterine fibroids and related activation of sites and start of recruitment. This event triggered the recognition and payment of a USD 5.0 million milestone to Kissei Pharmaceutical Co., Ltd. during the second quarter of 2017, that was accounted for as an intangible asset.

7. Shareholders’ equity

On February 23, 2016, the shareholders approved for statutory purposes a resolution to offset the accumulated losses with the share premium balance for an amount of USD 30.6 million. This transaction had no impact on the overall equity position.

In August 2016, the Group’s product candidate known as OBE022 entered into a Phase 1 clinical trial, triggering the obligation of payment to the licensor, Merck Serono, of the 325,000 series A preferred shares due upon occurrence of that event. The 325,000 shares were issued through a capital increase of the Company on September 28, 2016.

On January 30, 2017, the Company completed an IPO and issued 6,450,000 new ordinary shares at a subscription price of USD 15.00 per share and a par value of 1/13 of a Swiss franc per share. The gross proceeds of USD 96.8 million have been recorded in equity net of directly related share issuance costs of USD 8.2 million.

6

ObsEva SA

Consolidated Interim Financial Statements

As at September 30, 2017, the total outstanding share capital of USD 2.3 million, fully paid, consists of 28,758,099 common shares, excluding 862,980 non-vested shares and 10,183 treasury shares. As at December 31, 2016, the total outstanding share capital of USD 1.7 million consists of 2,215,434 common shares, 8,031,777 series A preferred shares, 11,079,549 series B preferred shares and 611,637 non-voting shares, excluding 1,237,665 non-vested non-voting shares and 5,200 treasury non-voting shares. All shares have a nominal value of 1/13 of a Swiss franc, translated into USD using historical rates at the issuance date.

8. Research and development expenses

Due to the difficulty in assessing when research and development projects would generate revenue, the Group expenses all research and development costs to the profit and loss accounts.

9. Income tax expense

The Group is subject to income taxes in Switzerland, Ireland and the United States.

The Company is subject in Switzerland to a municipal and cantonal income tax rate of 22.6% and to a federal tax rate of 8.5% on its profits after tax. It is entitled to carry forward any loss incurred for a period of seven years and can offset such losses carried forward against future taxes. In 2015, the Company was granted by the State Council of the Canton of Geneva an exemption of income and capital tax at municipal and cantonal levels for the period from 2013 until 2022. Because of this exemption, and the fact that the Company has incurred net losses since its inception, no income tax expense at the municipal, cantonal or federal levels was recorded in the Company for the three-month periods and nine-month periods ended September 30, 2017 and 2016. Additionally, due to the uncertainty as to whether it will be able to use its net loss carryforwards for tax purposes in the future, no deferred taxes have been recognized on the balance sheet of the Company as of September 30, 2017 and December 31, 2016.

The Company’s Irish subsidiary has no activity, and, therefore, no income tax expense was recorded in such entity for the three-month periods and nine-month periods ended September 30, 2017 and 2016.

The Company’s U.S. subsidiary is a service organization for the Group and will therefore be subject to taxes on the revenues generated from its services to the Group that are charged based upon the U.S. subsidiary’s cost plus arrangement with the Group. Because the U.S. subsidiary started operating in January 2017, no income tax expense was recorded in such entity for the three-month or nine-month periods ended September 30, 2016. The profits of the U.S. subsidiary during the three-month and nine-month periods ended September 30, 2017 were subject to a total U.S. income tax rate of 39.3% based on both the U.S. federal and Massachusetts state tax rates.

10. Loss per share

As of September 30, 2017, the Company has one category of shares, which are common shares. As of September 30, 2016, the Company’s shares were comprised of ordinary shares, consisting of both common shares and non-voting shares, and series A and series B preferred shares. The Company’s non-voting shares and series A and series B preferred shares were converted into common shares upon the closing of the IPO on January 25, 2017.

For the three-month period and nine-month period ended September 30, 2016, as the series A and series B preferred shares participated with ordinary shares in the profit or loss on a pro-rata basis, the net loss was allocated to each class pro-rata to their weighted average number of shares outstanding during the period.

7

ObsEva SA

Consolidated Interim Financial Statements

The basic loss per share is calculated by dividing the loss of the period attributable to the ordinary shares by the weighted average number of ordinary shares (common and non-voting) outstanding during the period as follows:

Three-month period ended September 30, 2017 (unaudited)
Common shares
Net loss attributable to shareholders (in USD ‘000)	(16,994)
Weighted average number of shares outstanding	28,627,148

Basic and diluted loss per share (in USD)	(0.59)

	Three-month period ended September 30, 2016 (unaudited)
	Preferred B shares	Preferred A shares	Common and non-voting shares
Net loss attributable to shareholders (in USD ‘000)	(4,096)	(2,852)	(998)
Weighted average number of shares outstanding	11,079,549	7,713,999	2,700,880

Basic and diluted loss per share (in USD)	(0.37)	(0.37)	(0.37)

Nine-month period ended September 30, 2017
(unaudited)
Common shares
Net loss attributable to shareholders (in USD ‘000)	(49,856)
Weighted average number of shares outstanding	28,047,694

Basic and diluted loss per share (in USD)	(1.78)

	Nine-month period ended September 30, 2016 (unaudited)
	Preferred B shares	Preferred A shares	Common and non-voting shares
Net loss attributable to shareholders (in USD ‘000)	(9,846)	(6,851)	(2,364)
Weighted average number of shares outstanding	11,079,549	7,709,182	2,659,852

Basic and diluted loss per share (in USD)	(0.89)	(0.89)	(0.89)

For the three-month period and nine-month period ended September 30, 2017, 862,980 non-vested shares, 10,183 treasury shares and 693,450 shares issuable upon the exercise of stock-options, which would have an anti-dilutive impact on the calculation of the diluted earnings per share, were excluded from the calculation. For the three-month period and nine-month period ended September 30, 2016, 409,656 non-vested shares, 85,618 treasury shares and no shares issuable upon the exercise of stock-options were excluded.

11. Segment information

The Group operates in one segment, which is the research and development of innovative women’s reproductive, health and pregnancy therapeutics. The marketing and commercialization of such therapeutics depend, in large part, on the success of the development phase. The Chief Executive Officer of the Company reviews the consolidated statement of operations of the Group on an aggregated basis and manages the operations of the Group as a single operating segment.

The Group currently generates no revenue from the sales of therapeutics products.

The Group’s activities are not affected by any significant seasonal effect.

8

ObsEva SA

Consolidated Interim Financial Statements

The geographical analysis of assets is as follows:

(in USD ‘000)	September 30, 2017	December 31, 2016
	unaudited	audited
Switzerland	92,117	45,525
USA	740	—

Total assets	92,857	45,525

The geographical analysis of operating expenses is as follows:

unaudited (in USD ’000)	Three-month period ended September 30,		Nine-month period ended September 30,
	2017	2016	2017	2016
Switzerland	15,849	7,924	48,179	18,865
USA	1,062	—	2,405	—

Total operating expenses	16,911	7,924	50,584	18,865

12. Events after the reporting period

In October 2017, the Company raised gross proceeds of USD 60 million in a private placement with institutional investors through the issuance of 7,500,000 new ordinary shares at a subscription price of USD 8.00 per share and a par value of 1/13 of a Swiss franc per share. After the placement, the Company has 37,131,262 common shares outstanding.

There were no other material events after the balance sheet date.

9

Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Overview

We are a clinical-stage biopharmaceutical company focused on the development and commercialization of novel therapeutics for serious conditions that compromise a woman’s reproductive health and pregnancy. We are focused on providing therapeutic solutions for women between the ages of 15 and 49 who suffer from reproductive health conditions that affect their quality of life, ability to conceive or that complicate pregnancy and the health of newborns. Our goal is to build the leading women’s reproductive health and pregnancy company focused on conditions where current treatment options are limited and significant unmet needs exist.

We are developing OBE2109 as a novel, oral gonadotropin releasing hormone, or GnRH, receptor antagonist, for the treatment of pain associated with endometriosis and heavy menstrual bleeding associated with uterine fibroids in pre-menopausal women. We are currently conducting a multiple-dose, placebo-controlled Phase 2b clinical trial of OBE2109 in approximately 330 patients with endometriosis, or the EDELWEISS clinical trial. Patient recruitment was completed in November, and we expect to report results from the first 12-week evaluation period of this trial around mid-2018, with subsequent Phase 3 initiation planned by the end of 2018. For the uterine fibroids indication, in April 2017, we initiated a Phase 3 clinical development program with two Phase 3 clinical trials, or the PRIMROSE clinical trials. We expect to report data from the first 24-week evaluation period of these Phase 3 clinical trials in the second half of 2019 and 52-week data in the first half of 2020.

We are also developing nolasiban, an oral oxytocin receptor antagonist, to improve clinical pregnancy and live birth rates in women undergoing in-vitro fertilization, or IVF. We completed randomization of 778 patients in our European Phase 3 clinical trial in women undergoing IVF, or the IMPLANT2 clinical trial, in October 2017 and expect to report data for the primary endpoint in the first quarter of 2018.

In addition, we are developing OBE022, an oral and selective prostaglandin F2α receptor antagonist, for preterm labor in weeks 24 to 34 of pregnancy. Based on results of Phase 1 clinical trials completed in February and March 2017, we are advancing OBE022 into Phase 2a Proof-of-Concept clinical trial, or the PROLONG clinical trial, in the fourth quarter of 2017 to assess its safety and efficacy to delay birth in women 24 to 34 weeks pregnant who face preterm labor and potentially preterm delivery. We expect initial PK/safety results from Part A of this trial in the second quarter of 2018 and preliminary efficacy from Part B in late 2018.

We were founded in November 2012 and our operations to date have included organizing and staffing our company, raising capital, in-licensing rights to OBE2109, nolasiban and OBE022 and conducting nonclinical studies and clinical trials. To date, we have not generated any revenue from product sales as none of our product candidates have been approved for commercialization. We have historically financed our operations exclusively through the sale of equity. As of September 30, 2017, we have raised an aggregate of $181.8 million of net proceeds, including the proceeds from our initial public offering, and also acquired license rights on product candidates from the sale of equity securities. Additionally, in October 2017 we raised approximately $ 56.3 million of net proceeds, in a private placement with institutional investors.

We have never been profitable and have incurred significant net losses in each period since our inception. Our net losses were $17.0 million and $7.9 million for the three-month periods ended September 30, 2017, and 2016, respectively, and $49.9 million and $19.1 million for the nine-month periods ended September 30, 2017, and 2016, respectively. As of September 30, 2017, we had accumulated losses of $120.1 million, out of which $30.6 million were offset with share premium. This reclassification transaction had no impact on total equity. We expect to continue to incur significant expenses and operating losses for the foreseeable future. We anticipate that our expenses will increase significantly in connection with our ongoing activities as we:

•	continue to invest in the clinical development of our product candidates and specifically in connection with our ongoing EDELWEISS, PRIMROSE, IMPLANT2 clinical trials and our planned PROLONG clinical trial, and any additional clinical trials and nonclinical studies that we may conduct for product candidates;

•	hire additional research and development, and general and administrative personnel;

•	maintain, expand and protect our intellectual property portfolio;

•	identify and in-license or acquire additional product candidates; and

•	continue to incur additional costs associated with operating as a public company.

We will need substantial additional funding to support our operating activities as we advance our product candidates through clinical development, seek regulatory approval and prepare for, and if any of our product candidates are approved, proceed to commercialization. Adequate funding may not be available to us on acceptable terms, or at all.

We have no manufacturing facilities, and all of our manufacturing activities are contracted out to third parties. Additionally, we currently utilize third-party Contract Research Organizations, or CROs, to carry out our clinical development and trials. We do not yet have a commercialization organization.

Strategic Licensing Agreements

OBE2109

In November 2015, we entered into the Kissei license and supply agreement with Kissei Pharmaceutical Co., Ltd., or Kissei. Pursuant to the Kissei license and supply agreement we received an exclusive license to develop, manufacture and commercialize products, or the Product, containing the compounds which is a specified GnRH antagonist and covered by certain licensed patent rights, or the Compound, throughout the world except for specified Asian countries and we arranged to exclusively acquire from Kissei the material necessary to produce OBE2109.

In consideration for the license, we made an initial $10.0 million upfront payment. In addition, we agreed to make aggregate milestone payments of up to $63.0 million upon the achievement of specified developmental milestones, such as the initiation of clinical trials and receipt of regulatory approvals. In connection with the initiation of the Phase 3 clinical program for OBE2109 in uterine fibroids in the second quarter of 2017, a $5.0 million milestone was paid. With respect to any products we commercialize under the Kissei license and supply agreement, we agreed to make further payments of up to an additional $125.0 million to Kissei upon the achievement of specified commercial milestones.

Pursuant to the Kissei license and supply agreement, we have agreed to exclusively purchase the active pharmaceutical ingredient for OBE2109 from Kissei. During the development stage, we are obligated to pay Kissei a specified supply price. Following the first commercial sale of licensed product, we are obligated to pay Kissei a royalty payment in the low twenty percent range as a percentage of net sales, which includes payment for Kissei’s supply of the active pharmaceutical ingredient until the latest of the date that the valid claim of a patent for the Product has expired, the expiration of our regulatory exclusivity period or 15 years from the first commercial sale of such product on a country-by-country and product-by-product basis. During the term, we are restricted from developing, marketing and selling GnRH agonists and GnRH antagonists other than the Compound to the extent allowed by applicable laws.

Nolasiban

In August 2013, we entered into the 2013 license agreement with Ares Trading S.A., an affiliate of Merck Serono, or Merck Serono, pursuant to which we received a worldwide exclusive license to develop, manufacture and commercialize compounds covered by the licensed patent rights, including nolasiban. In consideration for the license, we issued 914,069 Series A preferred shares to Merck Serono at the time of our Series A financing, which had a fair-value of $4.9 million based on an exchange rate of $1.00 for CHF 0.9244 as of the date of the transaction. With respect to any products we commercialize under the 2013 license agreement, we agreed to pay Merck Serono royalties based on a high-single-digit percentage of annual net sales of each product, subject to specified reductions, until the later of the date that all of the patent rights for that product have expired, as determined on a country-by-country and product-by-product basis, or ten years from the first commercial sale of such product on a country-by-country and product-by-product basis.

OBE022

In June 2015, we entered into the 2015 license agreement with Merck Serono, which we amended in July 2016, pursuant to which we received a worldwide exclusive license to develop, manufacture and commercialize compounds covered by the licensed patent rights, including OBE022. In consideration for the license, we issued 325,000 Series A preferred shares to Merck Serono in September 2016 upon the initiation of a Phase 1 clinical trial for a licensed product. With respect to any products we commercialize under the 2015 license agreement, we agreed to pay Merck Serono royalties based on a mid-single-digit percentage of annual net sales of each product, subject to specified reductions, until the later of the date that all of the patent rights for that product have expired, as determined on a country-by-country and product-by-product basis or ten years from the first commercial sale of such product on a country-by-country and product-by-product basis.

Components of Results of Operations

Revenue

To date, we have not generated any revenue from product sales and do not expect to generate any revenue from product sales for the foreseeable future.

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of costs incurred in connection with our research and development activities and consist mainly of direct research costs, which include: costs associated with the use of CROs and consultants hired to assist on our research and development activities; personnel expenses, which include salaries, benefits and share-based compensation expenses for our employees; expenses related to regulatory affairs and intellectual property; manufacturing costs in connection with conducting nonclinical studies and clinical trials; and depreciation expense for assets used in research and development activities. Research and development costs are generally expensed as incurred. However, costs for certain activities, such as manufacturing and nonclinical studies and clinical trials, are generally recognized based on an evaluation of the progress to completion of specific tasks using information and data provided to us by our vendors and collaborators.

We typically use our employee, consultant and infrastructure resources across our development programs. We track outsourced research and development costs by product candidate or nonclinical program, but we do not allocate personnel costs, other internal costs or external consultant costs to specific product candidates.

From inception through September 30, 2017, we have incurred $95.8 million in research and development expenses to advance the development of our product candidates.

The following table provides a breakdown of our outsourced research and development expenses that are directly attributable to the specified product candidates for the three-month and nine-month periods ended September 30, 2017 and 2016.

	Three-month period ended September 30,		Nine-month period ended September 30,
	2017	2016	2017	2016
	(in thousands)
	(unaudited)
OBE2109	$(7,644)	$(2,604)	$(24,171)	$(5,538)
Nolasiban	(2,743)	(543)	(6,519)	(3,029)
OBE022	(514)	(1,336)	(1,706)	(2,687)

Total outsourced research and development expenses	$(10,901)	$(4,483)	$(32,396)	$(11,254)

We expect our research and development expense will increase for the foreseeable future as we seek to advance the development of our product candidates. At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of our product candidates. We are also unable to predict when, if ever, material net cash inflows will commence from sales of our product candidates. This is due to the numerous risks and uncertainties associated with developing such product candidates, including:

•	the number of clinical sites included in the trials;

•	the length of time required to enroll suitable patients;

•	the number of patients that ultimately participate in the trials;

•	the number of doses patients receive;

•	the duration of patient follow-up; and

•	the results of our clinical trials.

In addition, the probability of success for any of our product candidates will depend on numerous factors, including competition, manufacturing capability and commercial viability. A change in the outcome of any of these variables with respect to the development of any of our product candidates would significantly change the costs, timing and viability associated with the development of that product candidate.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel expenses, including salaries, benefits and share-based compensation expense, for personnel in executive, finance, accounting, business development, legal and human resource functions. General and administrative expense also includes corporate facility costs not otherwise included in research and development expenses, legal fees related to corporate matters and fees for accounting and consulting services.

We anticipate that our general and administrative expense will increase in the future to support continued research and development activities. We also anticipate that we will incur increased accounting, audit, legal, regulatory, compliance and director and officer insurance costs, as well as investor and public relations expenses, associated with operating as a public company.

Finance Result, Net

Finance result, net, consists mainly of interest income and expense on our cash and cash equivalents and foreign exchange gains and losses.

Taxation

We are subject to corporate taxation in Switzerland, Ireland and the United States. Since we have only incurred net losses since our inception and our Irish subsidiary has no activity, our U.S. subsidiary was the only entity to generate income tax expenses as of September 30, 2017.

In 2015, the Canton of Geneva granted us a ten year tax holiday for all income and capital taxes on a communal and cantonal level commencing in fiscal year 2013 and valid through to 2022, subject to our Swiss domiciliation and compliance with certain reporting provisions.

We are also entitled under Swiss laws to carry forward any losses incurred for a period of seven years and can offset our losses carried forward against future taxes. As of December 31, 2016, we had tax loss carryforwards totaling $57.0 million. We do not believe it is probable that we will generate sufficient profits to avail ourselves of these tax loss carryforwards.

Analysis of Results of Operations

Comparison of the three-month periods ended September 30, 2017 and 2016

Operating Expenses

Research and Development Expenses

	Three-month period ended September 30,
	2017	2016
	(in thousands)
	(unaudited)
Research and development expenses by product candidate
OBE2109	$(7,644)	$(2,604)
Nolasiban	(2,743)	(543)
OBE022	(514)	(1,336)
Unallocated expenses
Staff costs	(2,573)	(1,083)
Other research and development costs	(436)	(412)

Total research and development expenses	$(13,910)	$(5,978)

Research and development expenses increased by $7.9 million in the three-month period ended September 30, 2017 compared to the three-month period ended September 30, 2016 primarily due to the increased costs of $5.0 million resulting from our ongoing PRIMROSE and EDELWEISS clinical trials with OBE2109, the increased costs of $2.2 million resulting from our ongoing IMPLANT2 clinical trial with nolasiban and increased staff costs of $1.5 million associated with increased headcount and share-based compensation.

General and Administrative Expenses

	Three-month period ended September 30,
	2017	2016
	(in thousands)
	(unaudited)
Staff costs	$(1,983)	$(348)
Professional fees	(554)	(1,458)
Other general and administrative costs	(464)	(140)

Total general and administrative expenses	$(3,001)	$(1,946)

General and administrative expenses increased by $1.1 million in the three-month period ended September 30, 2017 compared to the three-month period ended September 30, 2016 primarily due to increased staff costs of $1.6 million associated with increased headcount and share-based compensation, which were partially offset by decreased professional fees of $0.9 million, mainly related to costs of preparation of our initial public offering in the three-month period ended September 30, 2016.

Finance Result, Net

	Three-month period ended September 30,
	2017	2016
	(in thousands) (unaudited)
Finance result, net	$(107)	$(29)

Finance losses in the three-month periods ended September 30, 2017 and 2016 primarily consisted of foreign exchange gains and losses.

Comparison of the nine-month periods ended September 30, 2017 and 2016

Operating Expenses

Research and Development Expenses

	Nine-month period ended September 30,
	2017	2016
	(in thousands)
	(unaudited)
Research and development expenses by product candidate
OBE2109	$(24,171)	$(5,538)
Nolasiban	(6,519)	(3,029)
OBE022	(1,706)	(2,687)
Unallocated expenses
Staff costs	(7,189)	(3,234)
Other research and development costs	(1,398)	(1,056)

Total research and development expenses	$(40,983)	$(15,544)

Research and development expenses increased by $25.4 million in the nine-month period ended September 30, 2017 compared to the nine-month period ended September 30, 2016 primarily due to the increased costs of $18.6 million resulting from our ongoing PRIMROSE and EDELWEISS clinical trials with OBE2109, the increased costs of $3.5 million resulting from our ongoing IMPLANT2 clinical trial with nolasiban and increased staff costs of $4.0 million associated with increased headcount and share-based compensation.

General and Administrative Expenses

	Nine-month period ended September 30,
	2017	2016
	(in thousands)
	(unaudited)
Staff costs	$(5,937)	$(1,140)
Professional fees	(2,317)	(1,768)
Other general and administrative costs	(1,347)	(413)

Total general and administrative expenses	$(9,601)	$(3,321)

General and administrative expenses increased by $6.3 million in the nine-month period ended September 30, 2017 compared to the nine-month period ended September 30, 2016 primarily due to increased staff costs of $4.8 million associated with increased headcount and share-based compensation, and an increase of $0.9 million in other general and administrative costs mainly associated with operating as a public company.

Finance Result, Net

	Nine-month period ended September 30,
	2017	2016
	(in thousands) (unaudited)
Finance result, net	$753	$(233)

Finance profit in the nine-month period ended September 30, 2017 and finance loss in the nine-month period ended September 30, 2016 primarily consisted of foreign exchange gains and losses.

Liquidity and Capital Resources

Since our inception, we have not generated any revenue and have incurred net losses and negative cash flows from our operations. We have funded our operations primarily through the sale of equity. From inception through September 30, 2017, we have raised an aggregate of $181.8 million of net proceeds from the sale of equity securities. In January 2017, we completed our initial public offering of 6,450,000 common shares at a public offering price of $15.00 per share. We received $88.6 million in net proceeds after deducting $8.2 million of underwriting discounts and commissions and other offering expenses. Additionally, in October 2017, we raised $60.0 million of gross proceeds through the issuance of 7,500,000 shares at a price of $8.00 per share in a private placement with institutional investors.

As of September 30, 2017, we had $68.4 million in cash and cash equivalents.

Our primary uses of cash are to fund operating expenses, primarily research and development expenditures. Cash used to fund operating expenses is impacted by the timing of when we pay these expenses, as reflected in the change in our outstanding accounts payable and accrued expenses. We currently have no ongoing material financing commitments, such as lines of credit or guarantees.

We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research and development of, continue or initiate clinical trials of, and seek marketing approval for, our product candidates. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to program sales, marketing, manufacturing and distribution to the extent that such sales, marketing and distribution are not the responsibility of potential collaborators. Furthermore, we expect to continue to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.

We expect our existing cash and cash equivalents, including the net proceeds from the October 2017 offering, will enable us to fund our operating expenses and capital expenditure requirements into the second half of 2019. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, including:

•	the scope, progress, results and costs of our ongoing and planned nonclinical studies and clinical trials for OBE2109, nolasiban and OBE022;

•	the cost and timing of ongoing and planned manufacturing activities including active pharmaceutical ingredient and drug product pharmaceutical development and clinical trial supplies production for OBE2109, nolasiban and OBE022;

•	the timing and amount of milestone and royalty payments we are required to make under our license agreements;

•	the extent to which we in-license or acquire other product candidates and technologies;

•	the number and development requirements of other product candidates that we may pursue;

•	the costs, timing and outcome of regulatory review of our product candidates;

•	the costs and timing of future commercialization activities, including drug manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval;

•	the revenue, if any, received from commercial sales of our product candidates for which we receive marketing approval;

•	our ability to establish strategic collaborations; and

•	the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims.

Identifying potential product candidates and conducting nonclinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes many years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success. Our revenue, if any, will be derived from sales of products that we do not expect to be commercially available for many years, if at all.

Until such time, if ever, as we can generate substantial product revenue, we may finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of any additional securities may include liquidation or other preferences that adversely affect your rights as a shareholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise funds through additional collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us.

If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

The following table shows a summary of our cash flows for the nine-month periods ended September 30, 2017 and 2016:

	Nine-month period ended September 30,
	2017	2016
	(in thousands)
	(unaudited)
Cash and cash equivalents at beginning of period	$25,508	$54,275
Net cash used in operating activities	(41,539)	(16,589)
Net cash used in investing activities	(5,244)	(38)
Net cash from financing activities	88,879	19
Effect of exchange rates	754	1,243

Cash and cash equivalents at end of period	$68,358	$38,910

Operating Activities

Net cash used in operating activities consists of net loss before tax adjusted for changes in net working capital, that is current assets less current liabilities, and for non-cash items such as depreciation and amortization and the value of share-based services.

During the nine-month period ended September 30, 2017, operating activities used $41.5 million of cash, primarily as the result of our net loss before tax of $49.8 million, as adjusted for non-cash items and changes in the net working capital. Non-cash items amounted to $6.1 million and mainly consisted of share-based payments. Changes in the net working capital included primarily a $1.3 million increase in accrued expenses, mainly due to the costs of our clinical trial supplies for our PRIMROSE and EDELWEISS clinical trials.

During the nine-month period ended September 30, 2016, operating activities used $16.6 million of cash, primarily as the result of our net loss before tax of $19.1 million, as adjusted for non-cash items and changes in the net working capital. Non-cash items amounted to $0.7 million and mainly consisted of share-based payments. Changes in the net working capital included primarily a $2.1 million increase in accrued expenses, mainly due to our ongoing Phase 2b clinical trial of OBE2109 in endometriosis during the period.

Investing Activities

During the nine-month period ended September 30, 2017, net cash used in investing activities consisted primarily of a $5.0 million milestone payment to Kissei made upon initiation of the Phase 3 clinical program for OBE2109 in uterine fibroids.

During the nine-month period ended September 30, 2016, net cash used in investing activities consisted primarily of investments in furniture and fixtures.

Financing Activities

During the nine-month period ended September 30, 2017, net cash from financing activities consisted primarily of proceeds from the sale of equity securities in our IPO.

Main Contractual Obligations and Commitments

Under our license agreements with Kissei and Merck Serono, we may be required to pay royalties in the future. In addition, pursuant to the Kissei license and supply agreement, we have agreed to make aggregate milestone payments of up to $63.0 million upon the achievement of specified developmental milestones, such as the initiation of clinical trials and receipt of regulatory approvals, out of which $5.0 million were already paid as of September 30, 2017. With respect to any product we commercialize under the Kissei license and supply agreement, we have agreed to make additional aggregate milestone payments of up to $125.0 million to Kissei upon the achievement of specified commercial milestones.

We enter into contracts in the normal course of business with CROs for clinical trials, nonclinical studies, manufacturing and other services and products for operating purposes. These contracts generally provide for termination upon notice, and therefore we believe that our non-cancelable obligations under these agreements are not material.

Off-Balance Sheet Arrangements

As of the date of this discussion and analysis, we do not have any, and during the periods presented we did not have any, off-balance sheet arrangements.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated interim financial statements, which we have prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board.

The accounting policies used in the preparation and presentation of these consolidated interim financial statements are consistent with those used in the consolidated financial statements for the year ended December 31, 2016, which should be read in conjunction with these consolidated interim financial statements and management’s discussion and analysis as they provide an update of previously reported information.

The preparation of our consolidated interim financial statements requires us to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities at the date of the interim financial statements. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates.

Recent Accounting Pronouncements

There are no IFRS standards as issued by the IASB or interpretations issued by the IFRS interpretations committee that are effective for the first time for the financial year beginning on or after January 1, 2017 that would be expected to have a material impact on our financial position.

Controls and procedures

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires that we evaluate and determine the effectiveness of our internal control over financial reporting and, beginning with our annual report on Form 20-F for our year ending December 31, 2017, provide a management report on internal control over financial reporting. The process of designing and implementing internal control over financial reporting required to comply with Section 404 of the Sarbanes-Oxley Act will be time consuming, costly and complicated. If during the evaluation and testing process, we identify material weaknesses in our internal control over financial reporting, our management will be unable to assert that our internal control over financial reporting is effective. If we are unable to assert that our internal control over financial reporting is effective, we will need to undertake various actions, such as implementing new internal controls and procedures and hiring additional staff to remediate the material weaknesses.

JOBS Act Exemption

In April 2012, the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

As an emerging growth company, subject to certain conditions, we are relying on certain of exemptions under the JOBS Act, including without limitation, (1) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (2) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an emerging growth company until the earlier to occur of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenues of at least $1.07 billion or (c) in which we are deemed to be a “large accelerated filer” under the rules of the U.S. Securities and Exchange Commission, which means the market value of our common shares that is held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

Cautionary Statement Regarding Forward-Looking Statements

Forward-looking statements appear in a number of places in this discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Many of the forward-looking statements contained in this discussion and analysis can be identified by the use of forward-looking words such as “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intend”, “may”, “might”, “ongoing”, “objective”, “plan”, “potential”, “predict”, “should”, “will” and “would”, or the negative of these and similar expressions. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Item 3.D—Risk Factors” in the Annual Report on Form 20-F for the year ended December 31, 2016, or the Annual Report, filed with the U.S. Securities and Exchange Commission, or the SEC, pursuant to the U.S. Securities and Exchange Act of 1934, as amended. These risks and uncertainties include factors relating to:

•	the success, cost, timing and potential indications of our product candidates’ development activities and clinical trials, including our ongoing and future trials of OBE2109, nolasiban and OBE022;

•	our ability to obtain and maintain regulatory approval of our product candidates, including OBE2109, nolasiban and OBE022, in any of the indications for which we plan to develop them, and any related restrictions, limitations or warnings in the label of an approved product;

•	the results of ongoing or future clinical trials, including of OBE2109, nolasiban and OBE022;

•	our ability to obtain funding for our operations, including funding necessary to complete the clinical trials of any of our product candidates, and the terms on which we are able to raise that additional capital;

•	our plans to research, develop and commercialize our product candidates;

•	the timing of our regulatory filings for our product candidates;

•	the clinical utility of our product candidates;

•	the size and growth potential of the markets for our product candidates;

•	our commercialization, marketing and manufacturing capabilities and strategy;

•	our expectations regarding our ability to obtain and maintain intellectual property protection for our product candidates and our ability to operate our business without infringing on the intellectual property rights of others;

•	the timing and amount of milestone and royalty payments we are required to make under our license agreements;

•	our ability to attract and retain qualified employees and key personnel;

•	our ability to contract with third-party suppliers and manufacturers and their ability to perform adequately;

•	the activities of our competitors and the success of competing therapies that are or become available;

•	our plans to in-license or acquire additional product candidates;

•	how long we will qualify as an emerging growth company or a foreign private issuer;

•	our estimates regarding future revenue, expenses and needs for additional financing;

•	regulatory developments in the United States and foreign countries; and

•	other risks and uncertainties, including those listed in the Annual Report, titled “Item 3.D—Risk Factors.”

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

Exhibit 99.3

ObsEva Reports Third Quarter 2017 Financial Results and Provides Business Update

- All Three Development Compounds Progressing With Key Clinical Milestones Over the Next 12 Months -

Geneva, Switzerland and Boston, MA – November 14, 2017 - ObsEva SA (NASDAQ: OBSV), a clinical-stage biopharmaceutical company focused on the development and commercialization of novel therapeutics for serious conditions that compromise a woman’s reproductive health and pregnancy, today reported financial results for the third quarter ended September 30, 2017 and provided a business update outlining recent corporate progress and upcoming milestones.

“We are very proud of the progress that we are making in each of our development programs, and continue to deliver upon our objectives and timelines that were outlined at our IPO in January. Our team has been able to navigate the complexities of executing on global trials and the robust patient recruitment in our IMPLANT 2 and EDELWISS clinical trials demonstrates the severe unmet medical need that exists and demonstrates the potential of our therapeutics to greatly improve patient care.” said Ernest Loumaye, Chief Executive Officer of ObsEva. “With our recent successful financing, we are now positioned to achieve several clinical milestones in 2018-19.”

Pipeline Progress Achieved in Third Quarter of 2017

•	Patient recruitment was completed in August for the Phase 3 IMPLANT 2 trial of nolasiban, ObsEva’s oral oxytocin receptor antagonist designed to improve clinical pregnancy and live birth rates in women undergoing in-vitro fertilization (IVF). Approximately 760 patients have now been randomized in this European trial.

•	Patient recruitment was completed in November, 2017 for ObsEva’s EDELWEISS Phase 2b clinical trial of OBE2109, its oral GnRH receptor antagonist for the treatment of endometriosis. Enrollment is targeted at 330 patients globally.

•	The Phase 3 PRIMROSE 1 and 2 trials of OBE2109 for the treatment of uterine fibroids randomized its first patients to active therapy following screening that began earlier this year. Enrollment is targeted at approximately 1,000 women in total. The primary endpoint of these trials is the reduction of heavy menstrual bleeding.

•	Clinical trial protocol was finalized and regulatory applications submitted to begin the PROLONG trial, a Phase 2a clinical trial of OBE022, ObsEva’s oral prostaglandin F2 alpha receptor antagonist for the treatment of pre-term labor in pregnant women between 24 and 34 weeks of gestation.

Upcoming Milestones

ObsEva expects to achieve the following clinical and pipeline milestones over the remainder of 2017 and 2018:

•	Announcement of primary endpoint results from the 760 patient Phase 3 IMPLANT 2 clinical trial of nolasiban in assisted reproductive technology (ART) in the first quarter of 2018.

•	Announcement of primary endpoint results from the 330 patient Phase 2b EDELWEISS trial of OBE2109 for the treatment of endometriosis in mid-2018.

•	Commencement of the Phase 2a PROLONG clinical trial of OBE022 in pre-term labor in the fourth quarter of 2017, with preliminary results in approximately 60 patients expected in late 2018.

•	Completion of patient enrollment of the Phase 3 PRIMROSE 1 and 2 trials of OBE2109 for the treatment of uterine fibroids in late 2018.

Third Quarter 2017 Financial Results

Net loss for the third quarter of 2017 was $17.0 million, or $0.59 per basic and diluted share. Research and development expenses were $13.9 million and general and administrative expenses were $3.0 million for the quarter ended September 30, 2017. As of September 30, 2017, ObsEva had cash and cash equivalents of $68.4 million, which does not include net proceeds of approximately $56 million raised in the private equity financing that was announced on October 10, 2017.

Conference Call Information

ObsEva will host a conference call and audio webcast today at 8:00 a.m. Eastern Time to provide a business update and discuss third quarter 2017 financial results. To participate in the conference call, please dial 844-419-1772 (domestic) or (213) 660-0921 (international) and refer to conference ID 2197575. The webcast can be accessed under the “Investors” section of ObsEva’s website www.obseva.com

About ObsEva

ObsEva is a clinical-stage biopharmaceutical company focused on the clinical development and commercialization of novel therapeutics for serious conditions that compromise a woman’s reproductive health and pregnancy. Through strategic in-licensing and disciplined drug development, ObsEva has established a late-stage clinical pipeline with development programs focused on treating endometriosis, uterine fibroids, preterm labor and improving ART outcomes. ObsEva is listed on The NASDAQ Global Select Market and is trading under the ticker symbol “OBSV”. For more information, please visit www.ObsEva.com.

Cautionary Note Regarding Forward Looking Statements

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “believe”, “expect”, “may”, “plan,” “potential,” “will,” and similar expressions, and are based on ObsEva’s current beliefs and expectations. These forward-looking statements include expectations regarding the clinical development of ObsEva’s product candidates and the timing of enrollment in and data from clinical trials. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Risks and uncertainties that may cause actual results to differ materially include uncertainties inherent in the conduct of clinical trials, ObsEva’s reliance on third parties over which it may not always have full control, and other risks and uncertainties that are described in the Risk Factors section of ObsEva’s Annual Report on Form 20-F for the year ended December 31, 2016, and other filings ObsEva makes with the SEC. These documents are available on the Investors page of ObsEva’s website at http://www.obseva.com. Any forward-looking statements speak only as of the date of this press release and are based on information available to ObsEva as of the date of this release, and ObsEva assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.

Media Contact:

Liz Bryan

Spectrum Science

lbryan@spectrumscience.com

202-955-6222 x2526

CEO Office Contact:

Delphine Renaud

delphine.renaud@obseva.ch

+41 22 552 1550

Investor Contact:

Mario Corso

Senior Director, Investor Relations

mario.corso@obseva.com

781-366-5726

Consolidated Statements of Comprehensive Loss

	Three-month period ended September 30,		Nine-month period ended September 30,
(in USD ’000, except per share data)	2017	2016	2017	2016
	unaudited		unaudited
Other operating income	3	7	11	37
OPERATING EXPENSES
Research and development expenses	(13,910)	(5,978)	(40,983)	(15,544)
General and administrative expenses	(3,001)	(1,946)	(9,601)	(3,321)

Total operating expenses	(16,911)	(7,924)	(50,584)	(18,865)

OPERATING LOSS	(16,908)	(7,917)	(50,573)	(18,828)

Finance income	(106)	7	754	34
Finance expense	(1)	(36)	(1)	(267)

NET LOSS BEFORE TAX	(17,015)	(7,946)	(49,820)	(19,061)

Income tax income (expense)	21	—	(36)	—

NET LOSS FOR THE PERIOD	(16,994)	(7,946)	(49,856)	(19,061)

Net loss per share
Basic	(0.59)	(0.37)	(1.78)	(0.89)
Diluted	(0.59)	(0.37)	(1.78)	(0.89)
OTHER COMPREHENSIVE INCOME
Currency translation differences	—	554	—	1,956
TOTAL OTHER COMPREHENSIVE INCOME	—	554	—	1,956

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	(16,994)	(7,392)	(49,856)	(17,105)

Consolidated Balance Sheet

(in USD ’000)	September 30, 2017	December 31, 2016
	unaudited	audited
ASSETS
Current assets
Cash and cash equivalents	68,358	25,508
Other receivables	683	783
Prepaid expenses and deferred costs	1,679	2,415

Total current assets	70,720	28,706
Non-current assets
Furniture, fixtures and equipment	339	121
Intangible assets	21,608	16,608
Other long-term assets	190	90

Total non-current assets	22,137	16,819

Total assets	92,857	45,525

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current tax liability	36	—
Other payables and current liabilities	2,662	2,383
Accrued expenses	5,752	4,269

Total current liabilities	8,450	6,652
Non-current liabilities
Post-employment obligations	2,840	2,832

Total non-current liabilities	2,840	2,832
Shareholders’ equity
Share capital	2,265	1,740
Share premium	162,982	71,966
Reserves	5,775	1,934
Accumulated losses	(89,455)	(39,599)

Total shareholders’ equity	81,567	36,041

Total liabilities and shareholders’ equity	92,857	45,525

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